Exhibit 99.4

THIS SENIOR UNSECURED NOTEHOLDER VOTING INFORMATION AND ELECTION FORM IS PROVIDED TO SENIOR UNSECURED NOTEHOLDERS IN CONNECTION WITH A RECAPITALIZATION TRANSACTION INVOLVING BELLATRIX EXPLORATION LTD. PLEASE COMPLETE THIS SENIOR UNSECURED NOTEHOLDER VOTING INFORMATION AND ELECTION FORM AS REQUIRED BY YOUR INTERMEDIARY AND SUBMIT IT IN ACCORDANCE WITH THE INSTRUCTIONS CONTAINED HEREIN.

SENIOR UNSECURED NOTEHOLDER VOTING INFORMATION AND ELECTION FORM

This Senior Unsecured Noteholder Voting Information and Election Form (“Senior Unsecured Noteholder VIEF”) is provided by management of Bellatrix Exploration Ltd. (the “Company”) for use in connection with the meeting of holders (the “Senior Unsecured Noteholders”) of Senior Unsecured Notes (as defined in the Management Information Circular of the Company dated April 18, 2019 (the “Information Circular”)) to be held at the Gerwing Room at the Residence Inn by Marriott, 610 10 Ave. SW, Calgary, Alberta, T2R 1M3 at 9:30 a.m. (MST) on May 23, 2019 (the “Senior Unsecured Noteholders’ Meeting”), and at any postponement or adjournment thereof. Reference is made to the Information Circular for further information. Before completing, please carefully read this Senior Unsecured Noteholder VIEF and the Information Circular (including with respect to the ability of Senior Unsecured Noteholders to receive a portion of the consideration issued under a plan of arrangement (the “CBCA Plan”) pursuant to the Canada Business Corporations Act in the form of New Second Lien Notes) as well as any exhibits and appendices thereto. Capitalized terms used herein and not otherwise defined have the meaning given to them in the Information Circular.

Senior Unsecured Noteholders as at 5:00 pm (EDT) on April 16, 2019, being the record date for the Senior Unsecured Noteholders’ Meeting (the “Record Date”), that vote in favour of the Senior Unsecured Noteholders’ Arrangement Resolution or holders who purchase Senior Unsecured Notes and have the right to vote transferred to them in accordance with the Interim Order (as defined below) and vote in favour of the Senior Unsecured Noteholders’ Arrangement Resolution and in each case make the necessary early consent election in accordance with the terms provided herein, in each case prior to 5:00 p.m. (EDT) on May 15, 2019 (the “Early Consent Date”), will be considered a “Consenting Noteholder” under the CBCA Plan and therefore be entitled to receive a portion of the consideration issued under the CBCA Plan in exchange for their Senior Unsecured Notes in the form of New Second Lien Notes.

ONLY SENIOR UNSECURED NOTEHOLDERS THAT VOTE IN FAVOUR OF THE SENIOR UNSECURED NOTEHOLDERS’ ARRANGEMENT RESOLUTION AND MAKE AN EARLY CONSENT ELECTION PRIOR TO THE EARLY CONSENT DATE WILL BE CONSIDERED CONSENTING NOTEHOLDERS AND THEREFORE BE ENTITLED TO RECEIVE NEW SECOND LIEN NOTES UNDER THE CBCA PLAN.

Process for Submission of Instructions by Beneficial Noteholders

This Senior Unsecured Noteholder VIEF is to be distributed to beneficial Senior Unsecured Noteholders who do not hold their Senior Unsecured Notes in registered form (each, a “Beneficial Noteholder”) in accordance with the Interim Order of the Ontario Superior Court of Justice dated April 16, 2019 (the “Interim Order”).

Beneficial Noteholders who wish to vote in respect of the Senior Unsecured Noteholders’ Arrangement Resolution at the Senior Unsecured Noteholders’ Meeting must submit a duly completed Senior Unsecured Noteholder VIEF (or such other form of voting instruction as such Beneficial Noteholder’s Intermediary may require for the purpose of soliciting its vote) to their Intermediary in accordance with the instructions provided by such Intermediary prior to the Voting Deadline of 5:00 p.m. (EDT) on May 21, 2019 (or such earlier deadline set by your Intermediary). Your vote will be recorded by your Intermediary.

In addition, each Beneficial Noteholder who wishes to be a Consenting Noteholder and receive a portion of the consideration issued under the CBCA Plan in exchange for their Senior Unsecured Notes in the form of New Second Lien Notes must prior to 5:00 p.m. (EDT) on the Early Consent Date of May 15, 2019, (i) vote in favour of the Senior Unsecured Noteholders’ Arrangement Resolution by providing voting instructions to its Intermediary by submitting this duly completed Senior Unsecured Noteholder VIEF (or such other form of voting instruction as its Intermediary may require for the purpose of soliciting such Beneficial Noteholder’s vote), AND (ii) also instruct their Intermediary to make an early consent election through the voluntary corporate action established pursuant to The Depository Trust Company’s (“DTC”) Automated Tender Offer Program system (“ATOP”) or similar program utilized by such Intermediary. Early consent elections for less than US$2,000 principal amount of Senior Unsecured Notes will not be accepted by ATOP.

Note also that Intermediaries may have an earlier cut-off date than the Early Consent Date. Beneficial Noteholders should only complete and return this Senior Unsecured Noteholder VIEF if instructed to by their Intermediary.

Registration Information for Issuance of New Second Lien Notes

Pursuant to the CBCA Plan, Beneficial Noteholders that vote in favour of the Senior Unsecured Noteholders’ Arrangement Resolution and make an early consent election prior to 5:00 p.m. (EDT) on the Early Consent Date in accordance with the terms provided herein (such that they are Consenting Noteholders under the CBCA Plan) will be entitled to receive a portion of the consideration issued under the CBCA Plan in exchange for their Senior Unsecured Notes in the form of New Second Lien Notes. The New Second Lien Notes issued pursuant to the CBCA Plan may be delivered to Consenting Noteholders by way of, as determined by the Company with the consent of the Initial Consenting Noteholders, either (i) the issuance on the Effective Date of a global note in the name of DTC (or its nominee) in respect of the New Second Lien Notes, and/or (ii) the delivery on the Effective Date, or as soon as practicable thereafter, of the New Second Lien Notes in certificated form or in book form to each Consenting Noteholder directly in accordance with the registration instructions provided, all as further set out in the CBCA Plan.

Consenting Noteholders must provide their Intermediary with the registration information in respect of their New Second Lien Notes as set forth in Item 3 of this Senior Unsecured Noteholder VIEF, enabling the Intermediary to forward a properly completed and duly executed Master Proxy containing such registration information to the Proxy and Information Agent by the Early Consent Date. If a Consenting Noteholder fails to deliver such registration information to its Intermediary such that the Proxy and Information Agent has not received registration details by the Early Consent Date (or such later date as agreed to by the Applicants, acting reasonably), such Consenting Noteholder’s New Second Lien Notes will be issued in certificated form to the Proxy and Information Agent for the benefit of the Consenting Noteholder until such time as the Consenting Noteholder provides the necessary registration information as set forth in Item 3.

Alternative Implementation Process

Should the Recapitalization Transaction not be implemented pursuant to the CBCA Plan for any reason, the Company may determine to proceed with the Recapitalization Transaction on substantially the same terms as described in the Information Circular pursuant to proceedings under the Companies’ Creditors Arrangement Act (“CCAA”). Subject to the prior written consent of the Initial Consenting Noteholders and the Initial Consenting Debentureholder and further court order, the Company may, in such circumstances, seek to count any votes cast in favour of the Senior Unsecured Noteholders’ Arrangement Resolution in favour of resolutions of the applicable Senior Unsecured Noteholders approving the Arrangement under a proceeding under the CCAA.

Appointment of Proxyholders

A Senior Unsecured Noteholder may appoint a proxyholder by contacting Kingsdale Advisors by: (i) telephone, toll-free in North America at 1-866-229-8874 or at 416-867-2272 outside of North America; or (ii) e-mail to contactus@kingsdaleadvisors.com and following the instructions received from them. Persons appointed as proxyholders need not be Senior Unsecured Noteholders.

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ITEM 1:	SENIOR UNSECURED NOTEHOLDER VOTING INSTRUCTIONS

Senior Unsecured Noteholders shall be entitled to provide the following instructions (select one):

☐

OPTION 1 – VOTE IN FAVOUR OF THE SENIOR UNSECURED NOTEHOLDERS’ ARRANGEMENT RESOLUTION AND ELECT TO RECEIVE NEW SECOND LIEN NOTES. This option can only be selected if instructions are provided prior to 5:00 p.m. (EDT) on the Early Consent Date.

If checking this box, the undersigned Senior Unsecured Noteholder must validly deliver its voting instructions to its Intermediary and must also instruct its Intermediary to make the appropriate early consent election prior to 5:00 p.m. (EDT) on the Early Consent Date.

☐	OPTION 2 – VOTE AGAINST THE SENIOR UNSECURED NOTEHOLDERS’ ARRANGEMENT RESOLUTION.

By checking this box, the undersigned Senior Unsecured Noteholder votes against the Senior Unsecured Noteholders’ Arrangement Resolution and therefore is NOT a Consenting Noteholder and is NOT entitled to receive New Second Lien Notes.

☐	OPTION 3 – VOTE IN FAVOUR OF THE SENIOR UNSECURED NOTEHOLDERS’ ARRANGEMENT RESOLUTION. Only select this option if instructions are provided after 5:00 p.m. (EDT) on the Early Consent Date.

By checking this box, the undersigned Senior Unsecured Noteholder votes in favour of the Senior Unsecured Noteholders’ Arrangement Resolution but will not be a Consenting Noteholder and therefore is NOT entitled to receive New Second Lien Notes.

☐	OPTION 4 – NO ACTION TAKEN.

By checking this box, the undersigned Senior Unsecured Noteholder elects not to vote in favour of or against the Senior Unsecured Noteholders’ Arrangement Resolution and therefore is NOT a Consenting Noteholder and is NOT entitled to receive New Second Lien Notes.

In order for a Beneficial Noteholder to be considered a Consenting Noteholder and be eligible to receive New Second Lien Notes, such Beneficial Noteholder must (i) vote in favour of the Senior Unsecured Noteholders’ Arrangement Resolution and (ii) provide its early consent election instructions to its Intermediary, and its Intermediary must have (A) taken such steps and/or actions as are necessary to complete and submit such early consent election instructions to DTC through ATOP (or such other method as may be accepted by the Proxy Information Agent and the Applicants) and (B) deliver such voting instructions to the Proxy and Information Agent through a Master Proxy, in each case, prior to 5:00 p.m. (EDT) on the Early Consent Date.

This Senior Unsecured Noteholder VIEF revokes and supersedes all Senior Unsecured Noteholder VIEFs of earlier date.

ITEM 2:	CERTIFICATION

Beneficial Noteholders should follow the instructions provided by their Intermediary to vote and return this form to such Intermediary only if instructed to do so.

TO BE COMPLETED BY SENIOR UNSECURED NOTEHOLDERS:

Full Legal Name of Senior Unsecured Noteholder:

Authorized Signature of Senior Unsecured Noteholder:

Name of Authorized Signatory of Senior Unsecured Noteholder (please print):

Official Capacity or Title (please print):

Principal amount of Senior Unsecured Notes held by Senior Unsecured Noteholder as at the Record Date (please specify currency):

Contact Name:

Account Number:

Telephone:

Email:

Address:

By completing and submitting this Senior Unsecured Noteholder VIEF, you acknowledge that you are (a) the holder of Senior Unsecured Notes being voted or (b) the authorized signatory for an entity that is a holder of such Senior Unsecured Notes being voted.

ITEM 3:	REGISTRATION AND DELIVERY INFORMATION

Please provide the following registration information to your Intermediary in advance of your Intermediary’s deadline. Where it is determined that the New Second Lien Notes will be issued in certificated form or book form, the New Second Lien Notes deliverable to any Beneficial Noteholder who does not provide registration information will be issued in certificated form or book form to the Proxy and Information Agent for the benefit of the Beneficial Noteholder until such time as the Beneficial Noteholder provides the necessary registration information.

Registration Information

REGISTRATION INFORMATION (please print or type)

(Registration Name for New Second Lien Notes)

(Street Address and Number)

(City and Province or State)

(Country and Postal or ZIP Code)

(Contact Name)

(Telephone Number)

(Email Address)

(Tax ID)

Delivery Information

DELIVERY INFORMATION (if different from registration information – please print or type)

(Name of Person, Company or Entity)

(Street Address and Number)

(City and Province or State)

(Country and Postal or ZIP Code)

(Contact Name)

(Telephone Number)

(Email Address)

(Tax ID)

Questions?

Please contact our Proxy and Information Agent,

Kingsdale Advisors

CONTACT US:

North American Toll Free Phone:

1-866-229-8874

E-mail: contactus@kingsdaleadvisors.com

Fax: 416-867-2271

Toll Free Fax: 1-866-545-5580

Outside North America, Banks and Brokers Call Collect: 416-867-2272